                      [Pulaski Financial Corp. Letterhead]


                                 August 6, 2009


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE: Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Form 10-K for the Fiscal Year Ended March 31, 2009
         File No. 000-24571

Dear Mr. Windsor:

         We have received your letter dated July 24, 2009 regarding comments on the above filings. We appreciate your review and are providing responses to each of the comments. To facilitate your review, we have repeated each of your comments followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
------------------------------------------------------

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND
------------------------------------------------------------------------------
ISSUER PURCHASE OF EQUITY SECURITIES
------------------------------------

COMMENT NO. 1:
--------------

         We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the performance graph be included in the annual report to shareholders. Refer to Regulation S-K Compliance & Disclosure Interpretations 106.10 and 106.11. Please confirm that the performance graph will be included in future annual reports. We note that the performance graph was included in the Form 10-K.

RESPONSE TO COMMENT NO. 1:

         We confirm that the stock performance graph will be included in all future annual reports.

Mr. Christian Windsor
August 6, 2009
Page 2


MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 4 OF ANNUAL REPORT TO SHAREHOLDERS
-----------------------------------------------------------------------------

COMMENT NO. 2:
--------------

         In 2008, Pulaski increased its reliance upon FHLB and Federal Reserve borrowings. While FHLB advances declined in your quarter ended March 31, 2009, you continue to rely upon wholesale funding (borrowings from the Federal Reserve, the FHLB and "jumbo" CDs) to support more than a quarter of your total assets. Please revise your disclosure, in future filings, to discuss your funding strategy and management's view as to the impact of this strategy on both your near-term business and your ability to deal with more significant changes in your economic or interest rate environment.

RESPONSE TO COMMENT NO. 2:

         The "Liquidity and Capital Resources" section contained within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Form 10-Q for the quarterly period ended June 30, 2009 has been expanded to discuss our funding strategy and management's view as to the impact of this strategy on both our near-term business and our ability to deal with more significant changes in our economic or interest rate environment. Such disclosure will also be contained in future filings.

ITEM 11. EXECUTIVE COMPENSATION
-------------------------------

COMPENSATION FOR THE NAMED EXECUTIVES IN 2008, PAGE 23 OF DEFINITIVE PROXY
--------------------------------------------------------------------------
STATEMENT ON SCHEDULE 14A
-------------------------

COMMENT NO. 3:
--------------

         With respect to the bonuses paid to Messrs. Reeves and Hamadi, please tell the staff, in reasonable detail, how the committee determined to pay the amounts awarded, and revise future filings accordingly. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE TO COMMENT NO. 3:

         The bonuses paid to Messrs. Reeves and Hamadi were recommended by the Chief Executive Officer and approved by the Compensation Committee. The amounts of the individual bonuses were determined by the Chief Executive Officer based on his subjective evaluation of the executive's performance, taking into consideration the challenges presented by the economic environment and contributions made in connection with the transition of the executive management team, and not with regard to achievement of specific quantitative metrics by either the executive or the Company.

         Future filings will describe in reasonable detail how bonus amounts are determined.

Mr. Christian Windsor
August 6, 2009
Page 3


SUMMARY COMPENSATION TABLE, PAGE 24 OF DEFINITIVE PROXY STATEMENT ON
--------------------------------------------------------------------
SCHEDULE 14A
------------

COMMENT NO. 4:
--------------

         With respect to certain of the named executive officers, it appears that the disclosure provided in the summary compensation table should cover the last three fiscal years. Please provide proposed disclosure that covers the last three fiscal years, where appropriate. Also, please confirm that future filings will be revised accordingly. Refer to Item 402(c) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 119.01.

RESPONSE TO COMMENT NO. 4:

         Securities and Exchange Release No. 333-8732A - "Executive Compensation and Related Person Disclosure" provides that:

         companies will not be required to "restate" compensation or related person transaction disclosure for fiscal years for which they previously were required to apply our rules prior to the effective date of today's amendments. This means, for example, that only the most recent fiscal year will be required to be reflected in the revised Summary Compensation Table when the new rules and amendments applicable to the Summary Compensation Table become effective, and therefore the information for years prior to the most recent fiscal year will not have to be presented at all. For the subsequent year's Summary Compensation Table, companies will be required to present only the most recent two fiscal years in the Summary Compensation Table, and for the next and all subsequent years will be required to present all three fiscal years in the Summary Compensation Table.

The new compensation disclosure rules became effective for proxy statements filed after December 15, 2006 that are required to include Item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006. Our fiscal year ends on September 30. Accordingly, the first proxy statement for which the new disclosure rules were required was the proxy statement for our 2008 annual meeting (relating to our fiscal year ended September 30, 2007) filed on January 7, 2008. The proxy statement for our 2009 annual meeting filed on December 31, 2008 was only our second proxy statement under the new disclosure rules and, thus, only a maximum of two years of information was required to be included in the Summary Compensation Table.

         We confirm that the three years of disclosure will be included in the Summary Compensation Table in our next annual meeting proxy statement and all proxy statements thereafter.

Mr. Christian Windsor
August 6, 2009
Page 4


ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
---------------------------------------------------------------------
INDEPENDENCE
------------

TRANSACTIONS WITH MANAGEMENT, PAGE 30 OF DEFINITIVE PROXY STATEMENT ON
----------------------------------------------------------------------
SCHEDULE 14A
------------

COMMENT NO. 5:
--------------

         Please confirm that no loans have been made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. To the extent loans to related persons have been made, please provide to the staff the disclosure contemplated by Item 404(a) or Instruction 4.c. to Item 404(a) of Regulation S-K, as applicable. Please also confirm that such disclosure will be included in future filings.

RESPONSE TO COMMENT NO. 5:

         We confirm that all loans made to related persons were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectibility or present other unfavorable terms. Such disclosure will be included in future filings.

EXHIBITS
--------

GENERAL
-------

COMMENT NO. 6:
--------------

         Please tell the staff why the company's Annual Executive Bonus Program and 2008 Divisional Profitability Program are not filed as exhibits to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE TO COMMENT NO. 6:

         The Annual Executive Bonus Program is not set forth in a formal document and does not have specific terms that can be reduced to a written description. Rather, this refers to the practice of granting discretionary cash bonuses to executive officers. To the extent that this practice is continued, future filings will more clearly describe this as a practice and not as a program or plan that may be construed to have specified terms.

         The 2008 Divisional Profitability Program described in the proxy statement refers to individual arrangements with Messrs. Bjorkman and Locke. Such arrangements, which pre-date the designation of such persons as named executive officers, were inadvertently omitted from the exhibits to the Form 10-K. Those agreements are being filed as exhibits to Form 10-Q for the quarterly period ended June 30, 2009.

Mr. Christian Windsor
August 6, 2009
Page 5


COMMENT NO. 7:
--------------

         Exhibits 10.8, 10.9, 10.10 and 10.11 are incorporated by reference to the company's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders. However, it does not appear that those agreements are included in the referenced proxy statement. It also appears that these exhibits were filed with your 10-K for the fiscal year ended September 30, 2005. Revise your exhibit table in future filings to identify the location of all exhibits incorporated by reference and confirm the staff's understanding that 10.8-10.11 that are incorporated into your latest 10-K were filed in the 10-K for FY2005.

RESPONSE TO COMMENTS NO. 7:
---------------------------

         This will confirm that the exhibits incorporated by reference were previously filed. Footnote 10 (which references the Form 10-K for the year ended September 30, 2005) instead of footnote 11 should have accompanied each of Exhibits 10.8 through 10.11 in the Form 10-K. We will revise our exhibit table in future filings accordingly.

FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2009
-------------------------------------------------

NOTE 2.  PREFERRED STOCK, PAGE 6
--------------------------------

COMMENT NO. 8:
--------------

         You disclose that the proceeds received in conjunction with the issuance of the Preferred Series C Stock and the warrants were allocated based on their relative fair values. Please tell us and revise your future filings to disclose:

         a. the specific method you used to determine the fair value of preferred stock and warrants; and

         b. the significant assumptions used to determine the fair value of the preferred sock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

RESPONSE TO COMMENT NO. 8:

         The fair value of the preferred stock was estimated on the date of issuance by computing the present value of expected future cash flows using a risk-adjusted rate of return for similar securities of 12%. The fair value of the warrant was estimated on the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.30%, expected volatility of 35.53% and a dividend yield of 4.27%. This disclosure has been added to footnote 2 to the footnotes to the financial statements contained in the Form 10-Q for the quarterly period ended June 30, 2009 and will be contained in future filings.

Mr. Christian Windsor
August 6, 2009
Page 6


NOTE 8. LOANS RECEIVABLE, PAGE 12
---------------------------------

COMMENT NO. 9:
--------------

         Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

RESPONSE TO COMMENT NO. 9:

         The amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses for each balance sheet date presented has been disclosed in footnote 8 to the footnotes to the financial statements contained in the Form 10-Q for the quarterly period ended June 30, 2009.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (314) 878-3523, extension 5101.

                                Very truly yours,

                                PULASKI FINANCIAL CORP.


                                /s/ Gary W. Douglass
                                --------------------
                                Gary W. Douglass
                                President and Chief Executive Officer



cc:     Kevin W. Vaughn, Securities and Exchange Commission
        Mike Volley, Securities and Exchange Commission
        Matt McNair, Securities and Exchange Commission
        Paul J. Milano, Chief Financial Officer, Pulaski Financial Corp. Aaron M. Kaslow, Kilpatrick Stockton LLP
        Scott A. Brown, Kilpatrick Stockton LLP